SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

May 13, 2016

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed offering of the Company’s common stock by several selling stockholders.

Please note that the financial, business and other disclosure in the Registration Statement is based substantially on disclosure contained in the Registration Statement on Form S-1 of Blue Buffalo Pet Products, Inc. (File No. 333-204847) (the “IPO Registration Statement”) that was fully reviewed by H. Roger Schwall, Joseph Klinko, Lily Dang, Parhaum J. Hamidi and Norman von Holtzendorff of the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on July 21, 2015.

The filing fee in the amount of $75,664.09 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank on May 13, 2016.

Please do not hesitate to contact me at (212) 455-3352, Hui Lin at (212)-455-7862 or Sung Bum Cho at (212) 455-2226 with any questions you may have regarding this filing.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach